
Mail Stop 3233

January 15, 2016

Via E-mail
Mr. James J. Sebra
Chief Financial Officer
RAIT Financial Trust
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

> **Re: RAIT Financial Trust**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Form 10-Q for the quarterly period ended September 30, 2015**
> **Response Dated December 16, 2015**
> **File No. 1-14760**

Dear Mr. Sebra:

We have reviewed your December 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2015 letter.

Adjusted Book Value, page 51

1.   We note your response to prior comment three. Please tell us how you determined projected annual revenue for each of the three components described in your response. Additionally, tell us how you concluded that it was appropriate to include an adjustment for your advisory services to IRT as those services are eliminated in consolidation.

2.   Additionally we note your disclosure on page 51 regarding the usefulness of the measure. However, please provide additional details describing how you concluded that this non-GAAP measure is useful to investors given that you include an adjustment for

the valuation of certain revenue streams described in your response to comment three but do not include other valuation adjustments for your assets and liabilities.

3. Please reconcile the $284 million accumulated depreciation and amortization adjustment to the amounts presented elsewhere in your financial statements.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities